August 9, 2011

Sent Via Facsimile and EDGAR Transmission

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Attention: Kate Beukenkamp, Larry Spirgel, Kathleen Krebs, Michael Henderson and Terry French

RE:

MetroPCS Communications, Inc., File No. 1-33409:

Form 10-K for the year ended December 31, 2010, Filed March 1, 2011,

Form 10-Q for the Quarter Ended March 31, 2011, Filed May 6, 2011

Response to SEC Staff Comments dated June 29, 2011

Dear Sir/Madam:

MetroPCS Communications, Inc., Commission File Number 1-33409 (the “Company”), is pleased to respond to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter, dated June 29, 2011 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010 (File No. 1-33409) (the “Annual Report”), the Company’s Definitive Proxy Statement for the 2011 Annual Meeting of Stockholders (the “Proxy”), filed on April 19, 2011 with the Commission and incorporated by reference into Part III of the Annual Report, and the Company’s Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2011 (the “Quarterly Report”). The Company confirms that it intends to comply with the Staff’s comments in our future filings, as applicable.

For your convenience, the Company has repeated the comment of the Staff exactly as given in the Comment Letter and sets forth its responses below. In order to explain to the Staff the manner in which the Company intends to comply in future filings, it has provided in certain responses the sample disclosure format that has been marked to show the proposed changes in response to the Staff’s comments. Capitalized terms used in this letter and not defined herein have the meanings given to them in the Company’s Annual Report, the Company’s Proxy or the Company’s Quarterly Report, as applicable.

2250 Lakeside Boulevard    •     Richardson, TX 75082    •     Phone: 214-570-5812    •     Fax: 214-570-5860

Securities and Exchange Commission Response Letter

August 9, 2011

Form 10-K for the Fiscal Year Ended December 31, 2010

Financial Statements, Note 14. Income Taxes, page F-27

1.	We note that you have recorded income before income taxes for all years presented. Tell us, and disclose in future filings, the reasons why you have not recognized a current federal income tax provision. Also, tell us and disclose the reasons why most if not all of your income tax expense was deferred for each of the years presented.

Response:

In response to the Staff’s request for additional information, regarding why the Company has not recognized a current federal income tax provision, the Company has not recognized a current federal income tax provision because the Company generated federal tax net operating losses (“NOLs”) in each of the periods presented. The Company’s federal tax NOLs were primarily a result of book/tax preference items related to accelerated tax depreciation of fixed assets and amortization of intangibles.

In response to the Staff’s request for information regarding why most of the Company’s income tax expense was deferred for each of the years presented, most if not all of the income tax expense was recorded as deferred tax expense for each of the years presented due to the generation of NOLs. The Company records income taxes pursuant to FASB Accounting Standards Codification (“ASC”) 740 (Topic 740, “Income Taxes”), which uses an asset and liability approach to account for income taxes, wherein deferred taxes are provided for the effect of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and amounts recognized for federal income tax purposes. The Company has classified its NOLs as deferred tax assets on its consolidated balance sheets as of December 31, 2010 and 2009. The composition of the Company’s net deferred tax liability as of these periods is disclosed in the third paragraph of Note 14 on the top of page F-28 of the Annual Report.

In response to the Staff’s comments, in future filings, the Company will modify its disclosure relating to the federal income tax provision in a manner similar to the following:

14. Income Taxes: (fifth paragraph)

At December 31, 2010 the Company has approximately $978.2 million and $353.6 million of financial reporting net operating loss carryforwards for federal and state income tax purposes, respectively. The Company has no current federal income tax liability as of December 31, 2010 and 2009. The Company’s net operating loss carryforwards for federal and state tax purposes were approximately $103.5 million and $68.5 million, respectively, greater than its net operating loss carryforwards for financial reporting purposes due to the

2250 Lakeside Boulevard    •     Richardson, TX 75082    •     Phone: 214-570-5812    •     Fax: 214-570-5860

Securities and Exchange Commission Response Letter

August 9, 2011

Company’s inability to realize excess tax benefits under ASC 718 until such benefits reduce income taxes payable. The federal net operating loss will begin to expire in 2023. The state net operating losses will begin to expire in 2013. At December 31, 2010, the Company has approximately $0.1 million of alternative minimum tax credit carryforwards for state income tax purposes. These alternative minimum tax credits carryforward indefinitely.

Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K

Compensation of Directors, page 28

2.	In future filings, please disclose in a footnote to the director compensation table the aggregate number of stock awards and the aggregate number of options awards outstanding at fiscal year-end for each director. Refer to the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Response:

In the Company’s future filings of its Annual Report on Form 10-K (or if incorporated by reference from the Company’s Proxy Statement for its Annual Meeting of Stockholders of MetroPCS Communications, Inc. (the “Proxy Statement”), the Proxy Statement), the Company will include an additional disclosure as a footnote to the director compensation table which includes the aggregate number of stock awards and the aggregate number of options awards outstanding at fiscal year-end for each of the directors.

The Company also notes that the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year-end for each director is provided in the footnotes to the Security Ownership of Principal Stockholders table on page 67 of the Company’s Proxy.

Form 10-Q for the Quarter Ended March 31, 2011

Index to Exhibits, page 41

3.	We note your indication of “Confidential Treatment Requested” for Exhibit 10.1. We also note you received confidential treatment for the original Master Service Agreement on June 28, 2010. However, we have not received a confidential treatment request for the amended exhibit. Please submit an application for confidential treatment to the Office of the Secretary for Amendment No. 1 to your Master Services Agreement filed as Exhibit 10.1. Refer to Staff Legal Bulletin No. 1A.

2250 Lakeside Boulevard    •     Richardson, TX 75082    •     Phone: 214-570-5812    •     Fax: 214-570-5860

Securities and Exchange Commission Response Letter

August 9, 2011

Response:

The Company submitted an application for confidential treatment for Amendment No. 1 to the Master Services Agreement filed as Exhibit 10.1 to the Quarterly Report with the Commission on July 11, 2011. The Commission entered an order granting confidential treatment for Amendment No. 1 to the Master Services Agreement on August 1, 2011.

As requested, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments on our response or future filings, please direct such to me at (214) 570-5812, facsimile number (214) 570-5860, or by electronic mail to bcarter@metropcs.com. Please send written correspondence to my attention at 2250 Lakeside Blvd., Richardson, Texas 75082. Thank you for your assistance.

Sincerely,

/s/ J. Braxton Carter
J. Braxton Carter
Chief Financial Officer & Vice Chairman
MetroPCS Communications, Inc.

2250 Lakeside Boulevard    •     Richardson, TX 75082    •     Phone: 214-570-5812    •     Fax: 214-570-5860